Exhibit (e)(5)

February 23, 2015

PERSONAL AND CONFIDENTIAL

Mr. Chris Gardner

Chief Executive Officer

Vitesse Semiconductor Corporation

741 Calle Plano

Camarillo, CA 93012-8543

Chris,

As a follow up to our previous letter, Microsemi would like to revise its previous offer and provide additional detail. Microsemi would like to move forward in pursuit of an acquisition of Vitesse Semiconductor Corporation (“Vitesse” or “Company”).

Subject to exclusivity we are prepared to submit for your consideration the following non-binding offer to acquire 100% of the outstanding shares of common stock of the Company. In order to fulfill all of the fiduciary responsibilities of our respective Boards of Directors, our proposal below contains a twenty (20) day exclusivity period and “go-shop” provision. We look forward to the opportunity to partner with the Company’s management team in order to continue to grow an attractive business and expand upon our existing corporate presence in Camarillo, California.

Based on our discussions and publicly available information, Microsemi is prepared to proceed with discussions that will lead to a transaction in which Vitesse’s shareholders would receive $5.28 per share in cash for each outstanding share of Company common stock on a fully diluted and converted basis (“Transaction”). This assumes no change in the number of outstanding shares, options and other equity related securities set forth in the Company’s most recent publicly available financial statements and except for any equity granted in the ordinary course of business. Such price represents a premium of 50.4% over the 200 day moving average of $3.51 as of February 19, 2015. This represents a premium of approximately 27.8% of today’s close of $4.13 per share. Our proposal allows your shareholders to receive a compelling value for their Vitesse shares today, without the risks associated with business execution and market conditions. We are excited about this proposed business combination and are committed to work quickly to consummate a successful Transaction.

We have provided herein a substantial increase of the purchase price per share from our previous offer. This increase is based on input from the Company. We have agreed to this increased purchase price with the understanding that additional diligence will provide confidence that the Company has sufficient backlog to realize its forecasted revenues. We also hope to prove that design-wins and orders support the forecasted $130 million of revenue for FY16. Lastly, we would like our diligence to confirm that the legacy and IP business is not declining at a faster rate than forecasted and synergies of the entire business can be realized in a reasonable timeframe. We are confident that we will cover this in standard due diligence processes. With this further detail, we are confident in providing the company with certainty of close. The certainty of this deal enables the company to realize significant value for shareholders without business risk or market volatility. In this regard, our experienced M&A team will drive this transaction to successful conclusion within the time-frame that we outlined this year. If you check our transaction history, you will discover that our experienced team has closed nineteen transactions over the past few years, most of them in record time, while at the same time adhering to our commitments.

This offer will have no financing contingencies and the purchase price will be funded from Microsemi’s balance sheet. We will reserve the right to use proceeds from Microsemi’s existing debt structure that has more than sufficient capacity to provide the cash needed for this transaction.

Microsemi continues to believe that there is strategic value to be realized from the combination of the two companies. We have a great track record of executing transactions. As previously discussed, we have other efforts ongoing and ask that the Company engage exclusively with Microsemi to pursue a quick outcome that would provide tremendous value to Vitesse shareholders.

As noted earlier, in order to enable the Board of Directors of the Company to fulfill its fiduciary obligations, any definitive agreements that we execute to effectuate the Transaction (“Definitive Agreements”) will contain a “go-shop” provision that will commence on the date that we announce the execution of the Definitive Agreements and will provide that for a period of twenty-one (21) days thereafter the Company and its investment bankers shall have the right to: (i) initiate, solicit and encourage, whether publicly or otherwise, a third-party to acquire the Company, including by way of providing access to non-public information pursuant to one or more confidentiality agreements that are on terms, with respect to the maintenance of confidentiality of the Company’s information, which are not less restrictive in the aggregate to such person than such provisions of the confidentiality agreement between Microsemi and the Company, dated March 13, 2013; and (ii) enter into and maintain discussions or negotiations with any such third-party with respect to the foregoing acquisition or otherwise cooperate with or assist or participate in, or facilitate, any such inquiries, proposals, discussions or negotiations or the making of any proposal to acquire the Company.

In consideration of the resources to be committed to the Transaction by Microsemi and in order to enable Microsemi’s Officers and Directors to fulfill their fiduciary obligation, the Company agrees that, for a period of 20 days following the date on which this letter is executed by the Company (the “Exclusivity Period”), the Company will not, and will not authorize or permit any of its or its subsidiaries’ officers, directors, stockholders, employees or agents, or any other person on its behalf, to directly or indirectly solicit, encourage, initiate, seek, entertain, discuss, facilitate, negotiate or accept any inquiry, offer or proposal from, or furnish information to, any party (other than Microsemi) concerning any possible sale or other disposition of the business, stock or assets of the Company or any of its subsidiaries to any other party or any merger or consolidation with or involving the Company or any of its subsidiaries (a “Third Party Acquisition Transaction”) (it being understood that the Company shall be free to simply advise third parties that it is prohibited from holding discussions or negotiations concerning the Company or a transaction). The Company agrees that any such discussions or negotiations (other than with Microsemi) in progress as of the date of this letter will be immediately suspended and that in no event will the Company accept or enter into any letter of intent, agreement or commitment concerning any Third Party Acquisition Transaction during the Exclusivity Period. The Company will promptly notify Microsemi of any inquiry, offer or proposal concerning a Third Party Acquisition Transaction, or any request for information in connection with such an inquiry, offer or proposal (and in any event, in each such case, within 24 hours of receipt of any such inquiry, offer, proposal or request for information). The Company will keep Microsemi promptly informed on an ongoing basis regarding the status of any such inquiry, offer or proposal. During the Exclusivity Period, the Company will continue to operate its business only in the ordinary course, not make any distributions to its stockholders, and not make any extraordinary payments to employees or any other persons. At the end of the Exclusivity Period, the Exclusivity Period and this letter (other than the agreements covering confidentiality, which shall continue in full force and effect notwithstanding the termination of the other provisions of this letter agreement) shall terminate unless the parties mutually agree in writing to extend the Exclusivity Period. We also would like to agree that during the Exclusivity Period you will conduct your business in the ordinary course and refrain from any major acquisitions.

Except for the provisions herein covering the “go-shop” period and the Exclusivity Period as set forth in the two preceding Paragraphs, none of the terms of this letter shall be binding on the parties and the parties shall not be obligated to enter into any Transaction and shall not be deemed to have entered into any Transaction unless and until the parties have executed Transaction Documents with respect thereto and all necessary and required corporate action is taken.

We ask that the Board consider our offering in an expeditious manner as time is of the essence in this consolidating market environment. We believe that as more information is shared with competitors, this transaction becomes less interesting to Microsemi and therefore insist on the exclusivity period. We feel that we have been more than reasonable in our timeframe that will allow the best outcome for our respective shareholders. We intend to close a transaction in the next six weeks. If the terms of this letter are acceptable to you, please execute a copy of this letter in the space provided below and return the same to me before the close of business on February 23, 2015.

Sincerely,

James J. Peterson
Chairman of the Board & Chief Executive Officer

/s/ James J. Peterson
Accepted and Agreed:

Vitesse Semiconductor Corporation

By:	/s/ Chris Gardner

Name:	Chris Gardner
Its:	Chief Executive Officer